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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 (Check One):

[X] Form 10-K and Form 10-KSB    [_] Form 20-F     [_] Form 11-K

[_] Form 10-Q and Form 10-QSB    [_] Form N-SAR

     For the year ended September 30, 1999

     [_] Transition Report on Form 10-K and Form 10-KSB
     [_] Transition Report on Form 20-F
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q and Form 10-QSB
     [_] Transition Report on Form N-SAR

     For the transition period ended __________________________________.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates: ____________________________


Part I - Registrant Information

Full name of registrant:                Entertainment Technologies & Programs, Inc.
Former name if applicable:              Not applicable
Address of principal executive office:  16055 Space Center Blvd, Suite 230
City, State and Zip Code:               Houston, Texas  77062

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[_] (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because management has not been able to prepare the Form 10-KSB or provide the independent auditor with financial data, so as to file the Form 10-KSB within the prescribed time period.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

              James W. Butcher            (713)                486-6115
         --------------------------  ----------------  -------------------------
                  (Name)                (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [_]  YES  [X]  NO

     Form 10-KSB for the nine months ended September 30, 1998

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [X]  YES  [_]  NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation: Management has not prepared the Form 10-KSB or completed the financial data and cannot make a reasonable estimate of the results.

                  Entertainment Technologies & Programs, Inc.
             -----------------------------------------------------
                 (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

December 28, 1999                   __________________________________________
                                    By /s/ James W. Butcher
                                    ------------------------------
                                    James W. Butcher
                                    Chief Executive Officer